UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No.	I – 14537
CUSIP No.	54021P 10 6

(Check One):

   ☐Form 10-K
   ☐Form 20-F
   ☒Form 11-K
   ☐Form 10-Q
   ☐Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

Lodgian Inc., 401(k) Plan

Full Name of Registrant

Servico, Inc. 401(k) Plan

Former Name if Applicable

3445 Peachtree Road, N.E., Suite 700

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia, 30022

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report on Form 11-K will be filed on or before the fifteenth calendar day following the prescribed due date.
c) The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III — NARRATIVE

The Form 11-K in respect of the year ended December 31, 2001 could not be filed within the prescribed time period due to the incompletion of the Plan’s audited financial statements.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Daniel E. Ellis

Telephone: 404-812-3176

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? Yes

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes

The registrant anticipates reporting a reduction in Plan assets of $2.4 million due mainly to the dimunition in the price of Lodgian stock.

Lodgian Inc., 401(k) Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2002

/s/ Daniel E. Ellis
By: Daniel E. Ellis
Trustee & Senior Vice President of Legal Affairs